UNIT PURCHASE AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Unit Purchase Agreement (this "**Agreement**") is entered as of [EFFECTIVE______________ by and between [ENTITY NAME]______ (the "**Purchaser**"), and Webstreet, LLC, a Delaware limited liability company (the "**Company**").

RECITALS

WHEREAS, the Company is a limited liability company formed under the laws of the State of Delaware;

WHEREAS, subject to the terms and conditions of this Agreement, the Purchaser desires to purchase from the Company, and the Company desires to issue and sell to the Purchaser, the number of Preferred Units in the Company (the "**Units**") set forth in Section 1, each having the rights, and preferences set out in that certain Third Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 24, 2023, a copy of which is attached hereto as Exhibit A (as amended, modified, or supplemented from time to time, the "**LLC Agreement**"); and

WHEREAS, capitalized terms used herein without definition shall have the meanings assigned to such terms in the LLC Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing (as defined herein), the Purchaser shall purchase from the Company, and the Company shall sell and issue to the Purchaser, [SHARES]______Units at a price of $1.3586 per unit (collectively, the "**Purchased Units**"), free and clear of all liens, claims, or other encumbrances ("**Liens**") other than restrictions under applicable securities laws and the LLC Agreement. The Purchaser shall fund the purchase price payable for the Purchased Units by making a Capital Contribution to the Company in accordance with Section 2(a)(i)(A). The

Purchaser shall receive whole units only. The Company will not issue partial units and the number of Purchased Units will be rounded down to the nearest whole unit.

2. Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Purchased Units (the "**Closing**") shall take place remotely by exchange of documents and signatures (or their electronic counterparts). At the Closing:

(i) The Purchaser shall deliver to the Company:

(A) the purchase price for the Purchased Units in the aggregate amount of $[AMOUNT] (the "**Purchase Price**"), payable in immediately available funds to an account designated by the Company prior to the Closing; and

(B) a duly executed Joinder Agreement pursuant to which the Purchaser agrees to be bound by the terms and conditions of the LLC Agreement and become a Preferred Member thereunder ("**Joinder Agreement**").

(ii) The Company shall:

(A) update the Company's books and records to reflect (x) the admission of the Purchaser as a Preferred Member holding the Purchased Units and (y) a Capital Contribution to the Company by the Purchaser in the amount of the Purchase Price.

(b) The obligations of the Purchaser to purchase and pay for the Purchased Units and of the Company to sell the Purchased Units to the Purchaser, respectively, are subject to the satisfaction on the Closing Date of the following conditions precedent:

(i) The representations and warranties of the Purchaser contained in Section 3 shall be true and correct on the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

(ii) The representations and warranties of the Company contained in Section 4 shall be true and correct on the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

3. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company that:

(a) Authority. The Purchaser has all requisite power and authority to execute and deliver this Agreement and the Joinder Agreement and to perform the Purchaser's obligations hereunder and thereunder.

(b) Enforceability. This Agreement has been duly executed and delivered by the Purchaser and constitutes, and when the Joinder Agreement has been duly executed and delivered by the Purchaser such agreement will constitute, a legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

(c) No Conflicts; Consents. The execution and delivery by the Purchaser of this Agreement and the Joinder Agreement do not, and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (with or without the giving of notice, the lapse of time, or both), contravene, conflict with, or result in a breach or violation of, or a default under (i) any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to the Purchaser; or ii any material contract, agreement, or instrument to which the Purchaser is a party or otherwise bound, including any investment restrictions or guidelines. No consent, approval, waiver, or authorization is required to be obtained by the Purchaser from any Person (including any governmental authority) in connection with the execution, delivery, and performance by the Purchaser of this Agreement, the Joinder Agreement, and the consummation of the transactions contemplated hereby and thereby.

(d) No Registration. The Purchaser understands and acknowledges that the Purchased Units have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or the securities laws of any other jurisdiction and the offer and sale of the Purchased Units are being made in reliance on one or more exemptions for private offerings under Section 4(a)(2) of the Securities Act and certain exemptions from applicable state securities laws. No Transfer, whether with or without consideration and whether voluntarily or involuntarily or by operation of law, of any of the Purchased Units is permitted unless such Transfer is registered under the Securities Act and other applicable securities laws, or an exemption from such registration is available. The Purchaser understands and acknowledges that no federal or state agency has passed upon the merits or risks of, or made any finding or determination concerning the fairness or advisability of, an investment in the Purchased Units.

(e) Knowledge and Experience; Risk of Loss. The Purchaser understands and accepts that the purchase of the Purchased Units involves various risks. The Purchaser has sufficient knowledge, sophistication, and experience in business and financial matters and illiquid investments similar to an investment in the Company so as to be capable of evaluating the merits and risks of an investment in the Purchased Units, including the risk that the Purchaser could lose the entire value of the Purchaser's investment in the Company. With the assistance of the Purchaser's own professional advisors (to the extent that the Purchaser has deemed such assistance appropriate), the Purchaser has undertaken his, her, or its own legal, tax, accounting, financial, and other evaluation of the merits and risks of an investment in the Purchased Units in light of the Purchaser's own circumstances and financial condition and has concluded that he, she, or it is capable of bearing the economic risk of holding the Purchased Units for an indefinite period of time, has adequate means to provide for the Purchaser's current needs and contingencies (after

giving effect to an investment in the Purchased Units), and can afford to suffer a complete loss of the Purchaser's investment in the Company.

(f) Lack of Liquidity. The Purchaser acknowledges and agrees that no market for the resale of any of the Purchased Units currently exists, and no such market may ever exist. The Purchased Units are subject to the restrictions on transfer set out in the LLC Agreement. Accordingly, no Transfer of any of the Purchased Units is permitted unless such Transfer is permitted under and complies with the applicable provisions of the LLC Agreement. The Purchaser confirms his, her, or its understanding that the Purchaser must bear the economic and financial risk of an investment in the Purchased Units for an indefinite period of time.

(g) Information Concerning the Company; Access to Management. The Purchaser has made such independent investigation of the Company, its management, its financial condition, and related matters as the Purchaser deems necessary or advisable in connection with the purchase of the Purchased Units, including disclosures made by the Company in Exhibit C. The Purchaser and the Purchaser's representatives have been afforded a full opportunity to ask questions of and receive answers from the managers of the Company about the business and affairs of the Company, and to examine all such documents, materials, and information concerning the Company as the Purchaser or such representatives deem to be necessary or advisable in order for the Purchaser to reach an informed decision concerning whether to make an investment in the Company. The Purchaser confirms that all of the Purchaser's and any of the Purchaser's representatives' requests or questions have been answered to their full satisfaction and no request or question has been denied or remains unfulfilled or unanswered.

(h) Non-Reliance.

(i) The Purchaser is not relying on (and will not at any time rely on) any communication (written or oral) of the Company or any of its affiliates or representatives as investment advice or as a recommendation to purchase the Purchased Units, it being understood that any information and explanations related to the terms and conditions of the Purchased Units shall not be considered investment advice or a recommendation to purchase the Purchased Units.

(ii) The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Purchased Units; or (B) made any representation to the Purchaser regarding the legality of an investment in the Purchased Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Purchased Units, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made his, her, or its own independent decision that an investment in the Purchased Units is suitable and appropriate for the Purchaser.

(iii) Other than the representations and warranties of the Company set forth in Section 4, neither the Company nor any other Person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Purchaser by or on behalf of the Company or related to the transactions contemplated hereby, and nothing contained in any documents provided or statements made by or on behalf of the Company to the Purchaser is, or shall be relied upon as, a promise or representation by the Company or any other Person that any such information is accurate or complete.

(i) Investment Intent. The Purchaser is purchasing the Purchased Units for the Purchaser's own benefit and account for investment purposes only, and not with a view to, or in connection with, any public offering, resale, or distribution thereof. The Purchaser will not sell, assign, transfer, or otherwise dispose of any of the Purchased Units, or any interest therein, in violation of the Securities Act or any applicable state securities law. The Purchaser understands that the Company is relying upon the Purchaser's representations and agreements contained in this Agreement, the Subscription Agreement, and any supplemental information that the Purchaser may provide for the purpose of determining whether the offering of the Purchased Units is exempt from registration under the Securities Act and all applicable state securities laws.

(j) Accredited Investor Status. Notwithstanding Section 4.02(b) of the LLC Agreement, the Purchaser **cannot** represent that the Purchaser is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act.

(k) Valuation of Purchased Units. The Purchaser confirms his, her, or its understanding that the valuation placed upon the Purchased Units (and therefore the Purchase Price) takes into account certain subjective factors. The Purchaser has independently evaluated the fairness of the Purchase Price.

(l) Other Acknowledgments. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing Date, taking into account all information received by the Purchaser.

4. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser that:

(a) Authority. The Company is a limited liability company duly formed, validly existing, and in good standing under the laws of the state of Delaware. The Company has all requisite limited liability company power and authority to own, license, and operate its properties, to carry on its business as now conducted and as proposed to be conducted, and to execute and deliver this Agreement, and to perform its obligations hereunder.

(b) Authorization; Enforceability. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

(c) No Conflicts; Consents. The execution and delivery by the Company of this Agreement does not and the consummation by the Company of the transactions contemplated hereby will not (with or without the giving of notice, the lapse of time, or both) contravene, conflict with, or result in a breach or violation of, or a default under (i) the Company's Certificate of Formation or the LLC Agreement; (ii) subject to the accuracy of the Purchaser's representations and warranties in Section 3 of this Agreement, any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to the Company; or (iii) any material contract, agreement, or instrument to which the Company is a party or otherwise bound. No consent, approval, waiver, order, or authorization of, or registration, declaration, or filing with, any Person (including any governmental authority) is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except such filings as having been made or such post-Closing filings as may be required under the Securities Act and applicable state securities laws.

(d) Accredited Investor Status. Notwithstanding Section 4.02(b) of the LLC Agreement, the Company waives the requirement that the Purchaser meet the definition of an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act. As such, Section 4.02(b) of the LLC Agreement shall not apply to the Purchaser and the Company represents and warrants that Section 4.02(b) of the LLC Agreement shall not be enforced as it pertains to the Purchaser.

(e) Validity of Purchased Units. The Purchased Units have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued to the Purchaser, free and clear of any Liens, except for restrictions on transfer provided for herein, in the LLC Agreement, or under the Securities Act or other applicable securities laws. Upon such issuance of the Purchased Units in accordance with the terms of this Agreement, the Purchaser shall have the rights and obligations of a Preferred Member under the LLC Agreement.

5. Notification of Changes. Each party hereby covenants and agrees to promptly notify the other party upon the occurrence of any event prior to the Closing which would cause any of such party's representations, warranties, or agreements contained in this Agreement to be false or incorrect.

6. Survival of Representations and Warranties and Acknowledgments and Agreements. All representations and warranties and acknowledgments and agreements contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any party or on its behalf.

7. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at (i) for the Company, the address or email address, as indicated below, and (ii) for the Purchaser at the address, or email address, as provided by the Purchaser and as found on the books and records of Company (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7).

If to the Company:

427 N Tatnall St. #34425
Wilmington, DE 82801

E-mail: info@webstreet.co
Attention: Mike Vranjkovic

8. Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

9. Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. However, neither this Agreement nor any of the rights of the parties hereunder may otherwise be transferred or assigned by any party hereto without the prior written consent of the other party. Any attempted transfer or assignment in violation of this Section 9 shall be void.

10. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit, or remedy of any nature whatsoever, under or by reason of this Agreement.

11. Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

12. Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing

and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

13. Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

14. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Any legal suit, action, or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Delaware in each case located in the city of Middletown and County of New Castle, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Service of process, summons, notice, or other document by certified or registered mail to such party's address set forth herein shall be effective service of process for any suit, action, or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action, or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

15. Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

17. No Strict Construction. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Unit Purchase Agreement on the date first written above.

Webstreet, LLC

By *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

By *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

EXHIBIT A

LLC AGREEMENT

[Attached]

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

of

WEBSTREET, LLC

dated as of

May 24, 2023

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Third Amended and Restated Limited Liability Company Agreement of Webstreet, LLC, a Delaware limited liability company (the "**Company**"), is entered into as of May 24, 2023 by and among the Company, the Members, and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware (the "**Secretary of State**") on November 30, 2015 (the "**Certificate of Formation**") and adopted a limited liability company agreement dated August 21, 2021, and subsequently amended on June 2, 2022 and January 13, 2023 (the "**Original Agreement**");

WHEREAS, Members holding Common Units now desire to authorize additional common and preferred units and to amend and restate the Original Agreement in its entirety to;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such

Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (b) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; *provided, however,* that a Person that, directly or indirectly, owns or controls 25% or more of any voting securities, partnership, or other interests that provide the ability to cause the direction of the management and policies of a Person shall be deemed to control such other Person; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Third Amended and Restated Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Annual Estimated Tax Amount**" of a Member for any Fiscal Year means the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay his, her, or its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment, or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Board**" has the meaning set forth in Section 8.01.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i), (ii), or (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company

asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 5.03.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization, or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Code**" means the Internal Revenue Code of 1986.

"**Common Capital Value**" means, for any holder of Common Units at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such holder's Common Units as set forth on Schedule A.

"**Common Member**" means a Member that holds Common Units.

"**Common Requisite Members**" means the holders of a majority of the Common Units held by the Common Members.

"**Common Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in this Agreement.

"**Common Unreturned Capital Value**" means, for any Common Unit at any time, the amount of the Common Capital Value for such Common Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Common Unit pursuant to Section 7.02(b)(ii) prior to such time.

"**Company**" has the meaning set forth in the Preamble.

"**Company Asset**" means an asset held by the Company, either directly or indirectly.

"**Company Interest Rate**" has the meaning set forth in Section 7.04(c).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Confidential Information**" has the meaning set forth in Section 13.01.

"**Covered Person**" has the meaning set forth in Section 12.01(a).

"**Deemed Liquidation Event**" means each of the following events unless the Members holding a majority of the applicable Voting Units elect otherwise by written notice received by the Company not less than three days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues Units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Units of the Company outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all of the assets or intellectual property of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer, exclusive license or other disposition is to the Company or one or more wholly owned subsidiaries of the Company. Notwithstanding the foregoing, a Deemed Liquidation Event shall not include, unless otherwise determine by the Members holding a majority of the applicable Voting Units, the sale, lease, transfer, or other disposition of (i) an investment vehicle owned or managed by the Company or any of its subsidiaries; or (ii) a subsidiary that was formed for the specific purpose acquiring assets, stock, or similar transaction.

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq*.

“**Distributable Cash**” means the amount of cash of the Company, generally received as cashflow from operations from Company Assets and not received from a Deemed Liquidation Event, available for distribution to the Members as determined by the Board. Capital Contributions generally will not be considered Distributable Cash.

“**Distribution**” means a Liquidating Distribution or Non-Liquidating Distribution as the case may be; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Drag-Along Member**" has the meaning set forth in Section 9.04(a).

"**Drag-Along Notice**" has the meaning set forth in Section 9.04(c).

"**Drag-Along Sale**" has the meaning set forth in Section 9.04(a).

"**Dragging Member**" has the meaning set forth in Section 9.04(a).

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Board. In making such estimate, the Board shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Board are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's-length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"**Family Members**" has the meaning set forth in Section 9.02(b).

"**Financing Document**" means any credit agreement, guarantee, financing, or security agreement, or other agreements or instruments governing indebtedness of the Company or any of the Company Subsidiaries.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable; or (b) with respect to any specified type, class, or series of Units, all issued and outstanding Units designated as such type, class, or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Initial Member**" has the meaning set forth in the Preamble.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Liquidating Distribution**" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company from a Deemed Liquidation Event.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 12.03(a).

"**Manager**" has the meaning set forth in Section 8.01.

"**Managers Schedule**" has the meaning set forth in Section 8.03(d).

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

“**Marketable Securities**” means Securities that (a) are tradable on an established national U.S. or non-U.S. stock exchange or reported through NASDAQ or a comparable established non-U.S. over-the-counter trading system and (b) are not subject to restrictions on transfer under the Securities Act or contractual restrictions on transfer.

"**Member**" means each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type, class, or series of Unit or Units held by such Member), as applicable, to (a) such Member's Distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) such Member's Distributive share of the assets of the Company; (c) vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act.

"**Misallocated Item**" has the meaning set forth in Section 6.05.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(c) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(d) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(e) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(f) any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(g) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(h) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Interests**" has the meaning set forth in Section 3.04.

“**Non-Liquidating Distribution**” means a distribution of Distributable Cash made by the Company to a Member.

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Units**" has the meaning set forth in Section 9.03.

"**Offering Member**" has the meaning set forth in Section 9.03.

"**Offering Member Notice**" has the meaning set forth in Section 9.03(b)(i).

"**Officers**" has the meaning set forth in Section 8.07.

"**Original Agreement**" has the meaning set forth in the Recitals.

"**Original Members**" has the meaning set forth in the Recitals.

"**Participation Units**" has the meaning set forth in Section 9.05(c)(i).

"**Percentage Interest**" means, for any Member (treating the Preferred Units and Common Units as one class of Units), the number of Units on a Fully Diluted Basis held by such

Member divided by the total number of outstanding Units owned by all Members on a Fully Diluted Basis, expressed as a percentage.

"**Permitted Transfer**" means a Transfer of Preferred Units or Common Units carried out pursuant to Section 9.02. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Preferred Capital Value**" means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

"**Preferred Member**" means a Member holding Preferred Units.

"**Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Preferred Units" in this Agreement.

"**Preferred Unreturned Capital Value**" means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to Section 7.02(b)(i) prior to such time.

"**Proposed Transferee**" has the meaning set forth in Section 9.05(a).

"**Pro Rata Portion**" means, with respect to any Member, on any issuance date for New Securities, the number of New Securities equal to the product of (a) the total number of New Securities to be issued by the Company on such date and (b) such Member's Percentage Interest on such date immediately prior to such issuance.

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Purchasing Member**" has the meaning set forth in Section 9.03(c)(i).

"**Regulatory Allocations**" has the meaning set forth in Section 6.02(d).

"**Related-Party Agreement**" means any agreement, arrangement, transaction, or understanding between the Company or any Company Subsidiary and any Member or Manager or any of his, her, or its Affiliates.

"**Representative**" means, with respect to any Person, any and all directors, managers, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**ROFR Notice Period**" has the meaning set forth in Section 9.03(c)(i).

"**ROFR Offer Notice**" has the meaning set forth in Section 9.03(c)(i).

"**ROFR Rightholders**" has the meaning set forth in Section 9.03.

"**Sale Notice**" has the meaning set forth in Section 9.05(c).

"**Secretary of State**" has the meaning set forth in the Recitals.

"**Securities**" means shares of capital stock, partnership interests, limited liability company interests, warrants, options, bonds, notes, debentures, and other equity and debt instruments of any kind of any Person.

"**Securities Act**" means the Securities Act of 1933.

"**Selling Member**" has the meaning set forth in Section 9.05(a).

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-Along Member**" has the meaning set forth in Section 9.05(a).

"**Tag-Along Notice**" has the meaning set forth in Section 9.05(d)(ii).

"**Tag-Along Period**" has the meaning set forth in Section 9.05(d)(ii).

"**Tag-Along Portion**" has the meaning set forth in Section 9.05(d)(i).

"**Tag-Along Sale**" has the meaning set forth in Section 9.05(a).

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to such Member's Units.

"**Tax Matters Representative**" has the meaning set forth in Section 10.02(a).

"**Tax Rate**" of a Member, for any period, means the highest marginal blended federal, state, and local tax rate applicable to ordinary income, qualified dividend income, or capital gains, as appropriate, for such period for an individual residing in New York, New York, taking into account for federal income tax purposes the deduction under IRC Section 199A.

"**Taxing Authority**" has the meaning set forth in Section 7.04(b).

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not, directly or indirectly, own or have the right to acquire any outstanding Units or Unit Equivalents; or (b) is not an Affiliate, or Family Member of any Person who, directly or indirectly, owns or has the right to acquire any Units or Unit Equivalents.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with

respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in Section 6.05.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types, classes, and series of Units, including the Preferred Units and the Common Units; *provided*, that any type, class, or series of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement with respect to such type, class, or series of Unit and the Membership Interests represented by such type, class, or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"**Unit Purchase Agreement**" means the unit purchase agreement between the Company and any of its Members.

"**Voting Members**" has the meaning set forth in Section 4.07(b).

"**Voting Units**" has the meaning set forth in Section 4.07(a).

"**Withholding Advances**" has the meaning set forth in Section 7.04(b).

Section 1.02 Interpretation. For purposes of this Agreement, (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an

integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01 Formation.

(a) The Company was formed on November 30, 2015, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State. This Agreement amends, restates, and supersedes the Original Agreement in its entirety.

(b) This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02 Name. The name of the Company is "Webstreet, LLC" or such other name or names as the Board may from time to time designate and file with the Secretary of State in accordance with the Delaware Act; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Board shall give prompt notice to each of the Members of any change to the name of the Company.

Section 2.03 Principal Office. The principal office of the Company is located at 427 N Tatnall St. #34425, Wilmington, DE 82801, or such other place as may from time to time be determined by the Board. The Board shall give prompt notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a) The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Board may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05 Purpose; Powers.

(a) The purpose of the Company is to, directly or indirectly through one or more Subsidiaries, engage in any and all lawful activities necessary or incidental thereto.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager, or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.07.

ARTICLE III
UNITS

Section 3.01 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class, or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Board shall maintain a schedule of all Members, their respective mailing addresses, and the amount and type, class, or series of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

Section 3.02 Authorization and Issuance of Preferred Units. The Company is hereby authorized to issue up to 11,800,000 Units designated as Preferred Units. As of the date hereof and after giving effect to the transactions contemplated by the Unit Purchase Agreements, 2,801,340 Preferred Units are issued and outstanding to the Preferred Members in the amounts set forth on the Members Schedule opposite each such Preferred Member's name.

Section 3.03 Authorization and Issuance of Common Units. The Company is hereby authorized to issue up to 34,000,000 Units designated as Common Units. As of the date hereof, 30,600,000 Common Units are issued and outstanding to the Common Members in the amounts set forth on the Members Schedule opposite each such Common Member's name.

Section 3.04 Other Issuances. In addition to the Preferred Units and Common Units authorized on the date hereof pursuant to Section 3.02 and Section 3.03, the Company is hereby authorized, subject to compliance with the provisions of Section 9.01(b), as applicable, to authorize and issue or sell to any Person, for consideration and on other terms and conditions determined by the Board, any of the following (collectively, "**New Interests**"): (a) any new type,

class, or series of Units not otherwise authorized in this Agreement, including Units designated as classes or series of the Preferred Units or Common Units with different rights, privileges, or preferences; and (b) Unit Equivalents. The Board is hereby authorized to amend this Agreement to reflect any such issuance and to fix the relative privileges, preferences, duties, liabilities, obligations, and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation, or otherwise) over any other Units, and any contributions required in connection therewith.

Section 3.05 Certification of Units.

(a) The Board in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Members.

(b) In the event that the Board shall issue certificates representing Units in accordance with Section 3.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.
>
> THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV
MEMBERS

Section 4.01 Admission of New Members.

(a) New Members may be admitted from time to time in connection with (i) an issuance of Units by the Company in accordance with the provisions of this Agreement, Section 9.01(b), as applicable, and (ii) a Transfer of Units, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.01(b).

(b) In order for any Person not already a Member of the Company to be

admitted as a Member, whether pursuant to an issuance or Transfer of Units (including a Permitted Transfer), such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions as may be deemed necessary or appropriate by the Board, including, if applicable, the receipt by the Company of payment for the issuance of the applicable Units and the delivery of any certificate representing the Transferred Units, duly endorsed to the Transferee to which the Transferred Units are to be Transferred, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her, or its Units. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.03.

Section 4.02 Representations and Warranties of Members. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Members, whether admitted as of the date hereof or pursuant to Section 4.01, represents and warrants to the Company and acknowledges that:

(a) The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering, and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b) Such Member (i) is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act, and (ii) agrees to furnish any additional information requested by the Company to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Units;

(c) Such Member's Units are being acquired for such Member's own account solely for investment and not with a view to resale or distribution thereof;

(d) Such Member has been advised to obtain independent counsel to advise him, her, or it individually in connection with the drafting, preparation, negotiation, and/or review of this Agreement and, if applicable, the Joinder Agreement. Such Member has conducted such Member's own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries and such Member acknowledges that he, she, or it has been provided adequate access to the personnel, properties, premises, and records of the Company and the Company Subsidiaries for such purpose;

(e) The determination of such Member to acquire Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries that may have been made or given by any other Member or the Company or by any of their Affiliates or Representatives;

(f) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(g) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(h) The execution, delivery, and performance of this Agreement or the Joinder Agreement by such Member (i) if it is an entity, have been duly authorized by all requisite entity action on the part of such Member and do not require such Member to obtain any consent or approval that has not been duly obtained; and (ii) do not contravene in any material respect or result in a default under (A) any provision of any law or regulation applicable to such Member; (B) if such Member is an entity, its governing documents; or (C) any agreement or instrument to which such Member is a party or by which such Member is bound;

(i) This Agreement is valid, binding, and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(j) Neither the issuance of any Units to such Member nor any provision contained herein will entitle such Member to remain in the employment of or other service to the Company or any Company Subsidiary or affect the right of the Company or any Company Subsidiary to terminate such Member's employment or other service at any time for any reason, other than as otherwise provided in such Member's employment, service, or other similar agreement with the Company or Company Subsidiary, if applicable.

None of the foregoing shall replace, diminish, or otherwise adversely affect any Member's representations and warranties made by such Member in any Unit Purchase Agreement.

Section 4.03 No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 4.04 No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

Section 4.05 Death. The death of any Member shall not cause the dissolution of the

Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.06 Voting. Except as otherwise provided by this Agreement (including Section 8.02(a), and Section 13.10) or as otherwise required by the Delaware Act or Applicable Law:

(a) each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(b) the Preferred Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

Section 4.07 Meetings.

(a) As used herein, the term "**Voting Units**" shall mean: the Common Units, for purposes of calling or holding any meeting of the Members holding Common Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting; and

(b) Meetings of the Members may be called by (i) the Board or (ii) by a Member or group of Members holding more than 66% of the relevant Voting Units. Only Members who hold the relevant Voting Units ("**Voting Members**") shall have the right to attend meetings of the Members.

(c) Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Board or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Board or the Member(s) calling the meeting may designate in the notice for such meeting.

(d) Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not

invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members holding Common Units; *provided*, that the appropriate Voting Members shall have been notified of the meeting in accordance with Section 4.07(c); and *provided, further*, that, notwithstanding anything herein to the contrary, any Voting Member holding the appropriate Voting Units shall have the right to request removal from the meeting of any Voting Member holding only Preferred Units or only Common Units prior to any discussion of business at the meeting for which such Units do not have a vote pursuant to the provisions of this Agreement. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.08 Quorum; Required Vote. A quorum of any meeting of the Voting Members shall require the presence in person or by proxy of Members holding a majority of the applicable Voting Units held by all Members. Subject to Section 4.09, no action at any meeting may be taken by the Members unless the applicable quorum is present. Subject to Section 4.09, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the applicable Voting Units held by all Members.

Section 4.09 Action Without Meeting. Notwithstanding the provisions of Section 4.07 and Section 4.08, any matter that is to be voted on, consented to, or approved by Voting Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action were present and voted. A record shall be maintained by the Board of each such action taken by written consent of a Member or Members.

Section 4.10 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Delaware Act. Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in his, her, or its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.11 Other Activities of Members; Business Opportunities. Each Member and such Member's Affiliates may, subject to performing any of his, her, or its obligations set out in this Agreement or in any other agreement to which such Member or Affiliate is a party with the Company or any Company Subsidiary, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the Business; *provided* that such Member or Affiliate does not engage in such activity, venture, or business as a result of or using Confidential Information. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures, or businesses. None of the Members or any of their Affiliates shall be obligated to inform the Company or the other

Members of any investment or business opportunity of any type or description.

Section 4.12 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.01 Initial Capital Contributions. Each Initial Member owning Preferred Units or Common Units has made the Capital Contribution giving rise to such Initial Member's initial Capital Account and is deemed to own the number and class of Units, in each case in the amounts set forth opposite such Initial Member's name on the Members Schedule as in effect on the date hereof.

Section 5.02 Additional Capital Contributions.

(a) No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the approval of the Board, and in connection with an issuance of Units made in compliance with this Agreement.

(b) No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE VI; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to ARTICLE VII and Section 11.03(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE VI; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.04, shall receive allocations and Distributions pursuant to ARTICLE VI, ARTICLE VII, and ARTICLE XI in respect of such Units. Any reference in this Agreement to a Distribution to a Person shall include any Distributions made to a former or Transferor Member in respect of Units Transferred to such Person.

Section 5.05 Negative Capital Accounts. In the event that any Member shall have a deficit balance in such Member's Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06 No Withdrawal. No Member shall be entitled to withdraw any part of such Member's Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to such Member's Capital Contributions or Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.03(a)(iii), if applicable.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

ARTICLE VI
ALLOCATIONS

Section 6.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or

portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.02, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 11.03(c) if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 11.03(c), to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.02(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 6.02(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in Section 6.02(a), Section 6.02(b), and Section

6.02(c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 6.03 Tax Allocations.

(a) Subject to Section 6.03(b) through Section 6.03(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) The Company shall make allocations pursuant to this Section 6.03 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f) Allocations pursuant to this Section 6.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses,

Distributions, or other items pursuant to any provisions of this Agreement.

Section 6.04 Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of ARTICLE IX, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.05 Curative Allocations. In the event that the Board determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, or deduction is not specified in this ARTICLE VI (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss, or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided*, *further*, that no such allocation shall have any material effect on the amounts Distributable to any Member, including the amounts to be Distributed upon the complete liquidation of the Company.

ARTICLE VII
DISTRIBUTIONS

Section 7.01 General.

(a) Subject to Section 7.01(b), Section 7.02, Section 7.03, and Section 7.05, the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution if such Distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

Section 7.02 Priority of Distributions. After making all Distributions required for a given Fiscal Year under Section 7.03, and subject to the priority of Distributions pursuant to Section 11.03(c), if applicable, all Distributions determined to be made by the Board shall be made as set forth below.

(a) Non-Liquidating Distributions shall be made in the following manner:

(i) to the Members holding Preferred Units and Common Units pro rata in proportion to their aggregate holdings of Preferred Units and Common Units treated as one class of Units.

(b) Liquidating Distributions shall be made in the following manner:

(i) first, to the Members pro rata in proportion to their holdings of Preferred Units, until the Preferred Unreturned Capital Value in respect of all the Preferred Units owned by the Members as of the time of such Distribution has been reduced to zero;

(ii) second, to the Members holding Common Units with a Common Unreturned Capital Value greater than zero, pro rata in proportion to such unpaid amounts, until the Common Unreturned Capital Value in respect of all the Common Units owned by the Members as of the time of such Distribution has been reduced to zero; and

(iii) third, any remaining amounts to the Members holding Preferred Units and Common Units pro rata in proportion to their aggregate holdings of Preferred Units and Common Units treated as one class of Units.

Section 7.03 Tax Advances. The Company shall distribute to each Member in cash, within 90 days after the end of each Fiscal Year, an amount equal to the excess, if any, of (i) 40% multiplied by the net taxable income allocated to such Member for such Fiscal Year, over (ii) all prior Distributions made pursuant to Section 7.02 or this Section 7.03 during such Fiscal Year (other than amounts distributed pursuant to this Section 7.03 during such Fiscal Year with respect to net taxable income allocated to such Member during the preceding Fiscal Year). The Board may cause the Company to distribute such amount in a lump sum or in installments, at such time or times as the Board deems appropriate in its discretion, including, without limitation, in quarterly installments during any Fiscal Year, or after the end of a Fiscal Year. The Board may estimate the appropriate amount of any such Distribution. In the event any Member receives estimated Distributions for a particular Fiscal Year that exceed such Member's entitlement to tax Distributions under this Section 7.03 for such Fiscal Year, the Board may correct such overage by deducting such excess from future Distributions to which such Member may be entitled or by requiring repayment of such excess by such Member. Each Member agrees to repay such overage under the same terms as repaying a Withholding Advance as provided in Section 7.04(b). The provisions of this Section 7.03Error! Reference source not found. shall apply equally to all Members, without regard to their tax-exempt status under the Code. Future Distributions otherwise to be made to a Member pursuant to Section 7.02 shall be reduced by the amount of any prior advances made to such Member pursuant to this Section 7.03 If such Distributions are not sufficient to offset Distributions made pursuant to this Section 7.03, the proceeds of liquidation otherwise payable to such Member shall be so reduced. To the extent an amount otherwise distributable to a Member is not actually distributed to take into account previous Distributions under this Section 7.03, the amount shall be treated for all purposes under this Agreement as if it had actually been distributed.

Section 7.04 Tax Withholding; Withholding Advances.

(a) If requested by the Board, each Member shall, if able to do so, deliver to

the Board:

(i) an affidavit in form satisfactory to the Board that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign, or other Applicable Law;

(ii) any certificate that the Board may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Board relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board the affidavit described in Section 7.04(a)(i), the Board may withhold amounts from such Member in accordance with Section 7.04(b).

(b) The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Board based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 and allocable to a Member as determined by the Board) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.04(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account.

(c) Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest, or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 7.04(d) and the obligations of a Member pursuant to Section 7.04(c) shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.04, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.05 Distributions in Kind.

(a) The Board is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; *provided*, that tax distributions made pursuance to Section 7.03 shall only be made in cash. In any such non-cash Distribution, the securities or other property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or other property would be Distributed among the Members pursuant to Section 7.02.

(b) Any Distribution of securities shall be subject to such conditions and restrictions as the Board determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Board may require that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on transfer with respect to such laws.

ARTICLE VIII
MANAGEMENT

Section 8.01 Establishment and Authority of the Board. A board of managers of the Company (the "**Board**") is hereby established and shall be comprised of natural Persons (each such Person, a "**Manager**") who shall be appointed in accordance with the provisions of Section 8.02. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby

granted, the full and complete power, authority, and discretion for, on behalf of, and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, to exercise any rights and powers granted to the Company under this Agreement, and to exercise all power and authority vested in managers under the Delaware Act, in each case subject only to the terms of this Agreement.

Section 8.02 Board Composition.

(a) The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is at all times three. The Board shall be comprised (and the Company and the Members shall take all such necessary actions, including voting all of such Member's Units, so that the Board is comprised) as follows: Three individuals designated by the Common Requisite Members, who shall initially be Joseph Magnotti, Justin Cooke, and Mirabel Vranjkovic;

(b) At all times, the composition of any board of directors or board of managers of the Company Subsidiaries shall be designated by the Board.

Section 8.03 Removal; Resignation.

(a) The Members entitled to appoint a Manager pursuant to Section 8.02(a) may remove such Manager at any time with or without cause, effective upon written notice to the other Members. No Manager may be removed except in accordance with this Section 8.03(a).

(b) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of a Manager, the Members that were initially entitled to appoint such Manager pursuant to Section 8.02(a) shall have the exclusive right to designate an individual to fill such vacancy and the Company and each Member hereby agrees to take such actions as may be required to ensure the election or appointment of any such designee to fill such vacancy on the Board.

(c) A Manager may resign at any time from the Board by delivering his or her written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

(d) The Board shall maintain a schedule of all Managers with their respective mailing addresses (the "**Managers Schedule**"), and shall update the Managers Schedule upon the appointment, removal, or replacement of any Manager in accordance with Section 8.02 or this Section 8.03.

Section 8.04 Meetings.

(a) The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone

or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company, or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each regular meeting of the Board shall be given to each Manager at least seventy-two (72) hours prior to each such meeting.

(b) Special meetings of the Board shall be held on the call of any two (2) Managers upon at least five (5) days' written notice (if the meeting is to be held in person) or one (1) day's written notice (if the meeting is to be held by telephone communications or video conference) to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to himself or herself.

(c) Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 8.05 Quorum; Manner of Acting.

(a) All of the Managers serving on the Board present in person or by proxy shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Manager may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law.

(c) Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. Except as specifically provided otherwise in this Agreement, with respect to any matter before the Board, the affirmative act of a majority of the Managers in attendance at any meeting of the Board at which a quorum is present shall be the act of the Board.

Section 8.06 Action By Written Consent. Notwithstanding the provisions of Section 8.04 and Section 8.05, any action required or permitted to be taken by the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed unanimously by all the Managers. Any such consent shall have the same force and effect as a

vote at a meeting of the Board where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State.

Section 8.07 Officers. The Board may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Board or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if a Manager) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Board.

Section 8.08 Compensation and Reimbursement of Managers; No Employment.

(a) No Manager shall be compensated for his or her service as a Manager. Each Manager shall be reimbursed for his or her out-of-pocket expenses incurred in the performance of his or her duties as a Manager. Nothing contained in this Section 8.08 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to employment by the Company, and nothing herein shall be construed to have created any employment agreement with any Manager.

Section 8.09 Other Activities of Managers; Business Opportunities. Except as otherwise provided in any agreement to which such Manager is from time to time a party with the Company or any Company Subsidiary, each Manager shall devote so much of his or her time and attention to the business of the Company as he or she deems appropriate in his or her sole discretion. Nothing contained in this Agreement shall prevent any Manager from engaging in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the Business; *provided* that such Manager does not engage in such activity, venture, or business as a result of or using Confidential Information. None of the Managers shall be obligated to account to the Company or to the Members for any profits or income earned or derived from such other activities, ventures, or businesses. None of the Managers shall be obligated to inform the Company or the Members of any business opportunity of any type or description.

Section 8.10 Related-Party Agreements. Except as expressly provided in this Agreement, the Company shall not and shall not cause or permit any of the Company Subsidiaries to, directly or indirectly, enter into any Related-Party Agreement other than as reasonably determined by the Board in good faith to be (a) reasonably required by the Company or such Company Subsidiary and (b) on terms no less favorable to the Company or such Company Subsidiary than those that would have been obtained from an unaffiliated third party on an arm's-length basis.

Section 8.11 No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company or the Company Subsidiaries, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE IX
TRANSFER

Section 9.01 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that such Member (or any Permitted Transferee of such Member) shall not Transfer any interest in all or any part of his, her, or its Units or Unit Equivalents except as permitted pursuant to Section 9.02 or in accordance with the procedures described in Section 9.03 through Section 9.05, as applicable. No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b).

(b) Notwithstanding any other provision of this Agreement (including Section 9.02) each Member agrees that he, she, or it will not, directly or indirectly, Transfer any of such Member's Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Code Section 7704(b);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended;

(vi) if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its

accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary;

(vii) in the case of a Transfer, to a competitor of the Company or any Company Subsidiary unless such Transfer is pursuant to a Drag-Along Sale or the Transfer has otherwise been expressly approved by the Board; or

(viii) in the case of a Transfer, if the Board, acting in good faith, determines that such Transfer would have a material adverse effect on the Company or any Company Subsidiary as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c) Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of Units or Unit Equivalents permitted by Section 9.02 or made in accordance with the procedures described in Section 9.03 through Section 9.05, as applicable, and purporting to be a sale, transfer, assignment, or other disposal of the entire Membership Interest represented by such Units or Unit Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term "Membership Interest," shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.02 Permitted Transfers. The provisions of Section 9.01(a), Section 9.03, Section 9.04 (with respect to the Dragging Member only), and Section 9.05 shall not apply to any Transfer by any Member of any of his, her, or its Units or Unit Equivalents to any of the following:

(a) Any Affiliate of such Member;

(b) With respect to any Member that is a natural Person, to (i) such Member's Spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the Spouses of each such natural Person (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units or Unit Equivalents may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his or her life, (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries; or

(c) Pursuant to a Public Offering.

Section 9.03 Right of First Refusal.

(a) **Offered Units.** Subject to the terms and conditions specified in this Section 9.03, each Member shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of such Offering Member's Units (the "**Offered Units**"). Each time the Offering Member receives an offer for a Transfer of all or any portion of his, her, or its Units, the Offering Member shall first make an offering of the Offered Units to the other Members (the "**ROFR Rightholders**") in accordance with the following provisions of this Section 9.03 prior to Transferring such Offered Units (other than Transfers that (i) are permitted by Section 9.02, (ii) are proposed to be made by a Dragging Member or required to be made by a Drag-Along Member pursuant to Section 9.04, or (iii) are made by a Tag-Along Member upon the exercise of such Tag-Along Member's participation right pursuant to Section 9.05 after the ROFR Rightholders have declined to exercise their rights in full under this Section 9.03).

(b) **Offer Notice.**

(i) The Offering Member shall, within five (5) Business Days of receipt of the Transfer offer, give written notice (the "**Offering Member Notice**") to the Company and the ROFR Rightholders stating that he, she, or it has received a bona fide offer for a Transfer of such Offering Member's Units and specifying: (A) the amount of Offered Units to be Transferred by the Offering Member; (B) the name of the Person who has offered to purchase such Offered Units (including, to the extent known by the Offering Member after using commercially reasonable efforts to obtain such information, all parties that, directly or indirectly, hold interests in such Person, unless such Person is a publicly traded company); (C) the purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (D) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Member Notice.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Notice Period.

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightholder that: (A) the Offering Member has full right, title, and interest in and to the Offered Units; (B) the Offering Member has all necessary power and authority and has taken all necessary action to sell such Offered Units as contemplated by this Section 9.03; and (C) the Offered Units are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(c) **Exercise of the Rights of First Refusal.**

(i) Upon receipt of the Offering Member Notice, each ROFR Rightholder shall have ten (10) Business Days (the "**ROFR Notice Period**") to elect to purchase all (but not less than all) of the Offered Units by delivering a written notice (a "**ROFR Offer Notice**") to the Offering Member and the Company stating that such ROFR Rightholder offers to purchase such Offered Units on the terms specified in the Offering Member Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable by the applicable ROFR Rightholder. If more than one ROFR Rightholder delivers a ROFR Offer Notice, each such ROFR Rightholder (the "**Purchasing Member**") shall be allocated his, her, or its pro rata share (based on such ROFR Rightholder's Percentage Interest) of the Offered Units, unless otherwise agreed by such Members.

(ii) Each ROFR Rightholder who does not deliver a ROFR Offer Notice during the ROFR Notice Period shall be deemed to have waived all of such ROFR Rightholder's rights to purchase the Offered Units under this Section 9.03, and the Offering Member shall thereafter, subject to the rights of any Purchasing Member and the provisions of Section 9.05, be free to sell the Offered Units to the purchaser stated in the Offering Member Notice without any further obligation to such ROFR Rightholder pursuant to this Section 9.03.

(d) **Consummation of Sale.** If no ROFR Rightholder delivers a ROFR Offer Notice in accordance with Section 9.03(c), then, provided the Offering Member has also complied with the provisions of Section 9.05, to the extent applicable, the Offering Member may, during the sixty-day (60) period immediately following the expiration of the ROFR Notice Period (which period may be extended for a reasonable time not to exceed an additional ninety (90) days to the extent reasonably necessary to obtain any required approvals or consents from any Governmental Authority), Transfer all of the Offered Units to the purchaser stated in the Offering Member Notice on terms and conditions no more favorable to the purchaser than those set forth in the Offering Member Notice. Any Offered Units not Transferred within such time period following expiration of the ROFR Notice Period will be subject to the provisions of this Section 9.03 upon subsequent Transfer.

(e) **Cooperation.** Each Purchasing Member and the Offering Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.03, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate to effectuate such sale and purchase.

(f) **Closing.** At the closing of any sale and purchase pursuant to this Section 9.03, the Offering Member shall deliver to the Purchasing Member(s) a certificate or certificates representing the Offered Units to be sold (if certificated), accompanied by evidence of Transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefore from such Purchasing Member(s) by certified or official bank check or by wire transfer of immediately

available funds.

Section 9.04 Drag-Along Rights.

(a) **Participation.** If one or more Members (together with their respective Permitted Transferees) holding no less than 75% of the total Units (such Member or Members collectively, the "**Dragging Member**"), propose to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-Along Sale**"), the Dragging Member shall have the right, after delivering the Drag-Along Notice in accordance with Section 9.04(c) and subject to compliance with Section 9.04(d), to require that each other Member (each, a "**Drag-Along Member**") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-Along Sale) in the manner set forth in Section 9.04(b).

(b) **Sale of Units.** Subject to compliance with Section 9.04(d):

(i) If the Drag-Along Sale is structured as a sale resulting in a majority of the total Units of the Company being held by a Third Party Purchaser, then the Dragging Member and each Drag-Along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-Along Sale, the number of Units of such class or series equal to the product obtained by multiplying (A) the number of applicable Units that the Third Party Purchaser proposes to acquire by (B) a fraction (x) the numerator of which is equal to the number of applicable Units held by the Dragging Member or Drag-Along Member, as the case may be, and (y) the denominator of which is equal to the number of applicable Units held by all of the Members. The proceeds of such transaction shall be distributed among the Members in accordance with Section 7.02.

(ii) If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 11.03(c).

(c) **Sale Notice.** The Dragging Member shall exercise its rights pursuant to this Section 9.04 by delivering a written notice (the "**Drag-Along Notice**") to the Company and each Drag-Along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall make reference to the Dragging Member's rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the Person to whom such Units are proposed to be sold;

(ii) The proposed date, time, and location of the closing of the sale;

(iii) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-Along Sale, and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Conditions of Sale.** The obligations of the Drag-Along Members in respect of a Drag-Along Sale under this Section 9.04 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-Along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made as specified in Section 9.04(b)) and the terms and conditions of such sale shall, except as otherwise provided in Section 9.04(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-Along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-Along Members; and

(iii) Each Drag-Along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Member makes or provides in connection with the Drag-Along Sale; *provided*, that (x) each Drag-Along Member shall only be obligated to make individual representations and warranties with respect to his, her, or its title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against such Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; (y) all representations, warranties, covenants, and indemnities shall be made by the Dragging Member and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-Along Member in connection with the Drag-Along

Sale; and (z) a Drag-Along Member shall not be required to agree to a non-competition or other restrictive covenant.

(e) **Cooperation.** Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.04(d)(iii).

(f) **Expenses.** The fees and expenses of the Dragging Member incurred in connection with a Drag-Along Sale and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

(g) **Consummation of Sale.** The Dragging Member shall have ninety (90) days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms set forth in the Drag-Along Notice (which ninety (90)-day period may be extended for a reasonable time not to exceed an additional ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Member has not completed the Drag-Along Sale, the Dragging Member may not then exercise its rights under this Section 9.04 without again fully complying with the provisions of this Section 9.04.

Section 9.05 Tag-Along Rights.

(a) **Participation.** Subject to the terms and conditions specified in Section 9.01, Section 9.02, and Section 9.03, if a Member (the "**Selling Member**") proposes to Transfer any Units to any Person (a "**Proposed Transferee**"), each other Member (each, a "**Tag-Along Member**") shall be permitted to participate in such sale (a "**Tag-Along Sale**") on the terms and conditions set forth in this Section 9.05.

(b) **Application of Transfer Restrictions.** The provisions of this Section 9.05 shall only apply to Transfers in which:

(i) No ROFR Rightholder has exercised such ROFR Rightholder's rights under Section 9.03 to purchase all of the Offered Units; and

(ii) The Dragging Member has not elected to exercise its drag-along right under Section 9.04.

(c) **Sale Notice.** Prior to the consummation of any Transfer of Units qualifying under Section 9.05(b), and after satisfying his, her, or its obligations pursuant

to Section 9.03, the Selling Member shall deliver to the Company and each other Member a written notice (a "**Sale Notice**") of the proposed Tag-Along Sale as soon as practicable following the expiration of the ROFR Notice Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-Along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number and class of Units the Proposed Transferee has offered to purchase (the "**Participation Units**");

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time, and location of the closing of the Tag-Along Sale;

(iv) The purchase price per applicable Unit and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Exercise of Tag-Along Right.**

(i) The Selling Member and each Tag-Along Member timely electing to participate in the Tag-Along Sale pursuant to Section 9.05(d)(ii) shall have the right to Transfer in the Tag-Along Sale the number of Units equal to the product of (A) the aggregate number of Units that the Proposed Transferee proposes to buy as stated in the Sale Notice and (B) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis then held by the applicable Member and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-Along Members timely electing to participate in the Tag-Along Sale pursuant to Section 9.05(d)(ii) (such amount the "**Tag-Along Portion**").

(ii) Each Tag-Along Member shall exercise such Tag-Along Member's right to participate in a Tag-Along Sale by delivering to the Selling Member a written notice (a "**Tag-Along Notice**") stating such Tag-Along Member's election to do so and specifying the number and class of Units (up to such Tag-Along Member's Tag-Along Portion) to be Transferred by such Tag-Along Member no later than ten (10) Business Days after receipt of the Sale Notice (the "**Tag-Along Period**").

(iii) The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-Along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 9.05.

(e) **Waiver.** Each Tag-Along Member who does not deliver a Tag-Along

Notice in compliance with Section 9.05(d)(ii) shall be deemed to have waived all of such Tag-Along Member's rights to participate in the Tag-Along Sale with respect to the Units owned by such Tag-Along Member, and the Selling Member shall (subject to the rights of any participating Tag-Along Member) thereafter be free to sell to the Proposed Transferee the Units identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(f) **Conditions of Sale.**

(i) Each Member participating in the Tag-Along Sale shall receive the same consideration per Common Unit and/or Preferred Unit, as the case may be, after deduction of such Member's proportionate share of the related expenses in accordance with Section 9.05(h); *provided, however*, that the aggregate proceeds from such Tag-Along Sale payable to all Members participating in the Tag-Along Sale shall be distributed and paid to such participating Members pursuant to Section 7.02 on the date of the Tag-Along Sale, assuming that the only Units outstanding are the Units participating in the Tag-Along Sale.

(ii) Each Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale; *provided*, that each Tag-Along Member shall only be obligated to make individual representations and warranties with respect to such Tag-Along Member's title to and ownership of such Tag-Along Member's Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Tag-Along Member, and other matters relating to such Tag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants, and indemnities shall be made by the Selling Member and each Tag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-Along Member in connection with the Tag-Along Sale.

(g) **Cooperation.** Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 9.05(f)(ii).

(h) **Expenses.** The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of all Tag-Along Members (it being understood that costs incurred by or on behalf of a Selling Member for his, her, or its sole

benefit will not be considered to be for the benefit of all Tag-Along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-Along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Tag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

(i) **Consummation of Sale.** The Selling Member shall have sixty (60) days following the expiration of the Tag-Along Period in which to consummate the Tag-Along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-Along Notice (which such sixty (60)-day period may be extended for a reasonable time not to exceed an additional thirty (30) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-Along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 9.05 without again fully complying with the provisions of this Section 9.05.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01 Financial Statements. The Company shall furnish to each Member the following reports:

(a) **Annual Financial Statements.** As soon as available, and in any event within a reasonable time after the end of each Fiscal Year, internally prepared unaudited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such Fiscal Year and internally prepared unaudited consolidated statements of income, cash flows, and Members' equity for such Fiscal Year.

Section 10.02 Tax Matters Representative.

(a) **Appointment.** The Members hereby appoint Mirabel Vranjkovic as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Tax Matters Representative may be removed at any time by the Board. If Mirabel Vranjkovic ceases to be the Tax Matters Representative for any reason, the Board shall appoint a new Tax Matters Representative.

(b) **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and the Members shall be bound by the

actions taken by the Tax Matters Representative.

(c) **US Federal Tax Proceedings.** In the event of an audit of the Company that is subject to the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**"), the Tax Matters Representative shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the Revised Partnership Audit Rules (including any election under Code Section 6226), subject to approval by the Board. If an election under Code Section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b). To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), to the extent such modification would reduce any taxes payable by the Company. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Representative with respect to the conduct of examinations under the Revised Partnership Audit Rules; *provided,* that a Member shall not be required to file an amended federal income tax return, as described in Code Section 6225(c)(2)(A).

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 7.04(d).

(e) **Survival.** The provisions of this Section 10.02 and the obligations of a Member or former Member pursuant to Section 10.02 shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Units or Unit Equivalents.

Section 10.03 Tax Returns. At the expense of the Company, the Board (or any Officer that it may designate pursuant to Section 8.07) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

Section 10.04 Company Funds. All funds of the Company shall be deposited in its

name in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Board may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Board to dissolve the Company; or

(b) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in Section 11.03, and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) **Liquidator.** The Board, or, if the Board is unable to do so, a Person selected by holders of 66% of the Common Units, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Liquidator in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under and pursuant to Section 7.02.

(d) **Discretion of Liquidator.** Notwithstanding Section 7.05 or the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator, acting in good faith, deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed shall be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 11.04 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Survival of Rights, Duties, and Obligations. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 12.03.

Section 11.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against any Manager, the Liquidator, or any other Member.

ARTICLE XII
EXCULPATION AND INDEMNIFICATION

Section 12.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "**Covered Person**" shall mean each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member, and each of their controlling Affiliates; and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute fraud, gross negligence, or willful misconduct.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company or any Company Subsidiary and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any Company Subsidiary, or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company or any Company Subsidiary; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company or any Company Subsidiary; or (iv) any other Person selected in good faith by or on behalf of the Company or any Company Subsidiary, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

Section 12.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including his, her, or its own interests, and shall have no duty or obligation to give any

consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 12.03 Indemnification.

(a) To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person, including any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, or willful misconduct.

(b) **Advancement.** To the fullest extent permitted by Applicable Law, expenses (including reasonable legal fees and expenses) incurred by a Covered Person in connection with investigating, preparing to defend, or defending any claim relating to any Losses for which such Covered Person may be entitled to be indemnified pursuant to

Section 12.03(a) shall, from time to time, be advanced by the Company prior to a final, non-appealable determination of a court of competent jurisdiction that, in respect of such matter, such Covered Person is not entitled to indemnification for such Losses; *provided, however,* that the Covered Person shall have provided to the Company (i) written affirmation of such Covered Person's good faith belief that he, she, or it has met the standard of conduct necessary for indemnification for such Losses under Section 12.03(a); and (ii) an undertaking to repay all such advanced amounts if it shall ultimately be determined that the Covered Person is not entitled to such indemnification. Notwithstanding the foregoing, the Company shall not advance expenses incurred by a Covered Person in connection with a claim initiated against such Covered Person by the Company.

(c) **Entitlement to Indemnity.** The indemnification provided by this Section 12.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 12.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 12.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase and thereafter maintain, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; *provided*, that (i) all Managers shall be treated equally under any such insurance policies and (ii) the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Losses.

(e) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 12.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) **Savings Clause.** If this Section 12.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 12.03 to the fullest extent permitted by any applicable portion of this Section 12.03 that

shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) **Amendment.** The provisions of this Section 12.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 12.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 12.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 12.04 Survival. The provisions of this ARTICLE XII shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE XIII
MISCELLANEOUS

Section 13.01 Confidentiality. Each Member shall, and shall cause each of his, her, or its Affiliates to, maintain, at all times (including after any time that such Member ceases to be a Member), the confidentiality of all information furnished to him, her, or it pertaining to the Company or the Company Subsidiaries ("**Confidential Information**"), other than information that such Member can demonstrate (a) is or becomes generally available to the public other than as a result of a disclosure by such Member or his, her, or its Affiliates; (b) becomes available to such Member or any of his, her, or its Representatives on a non-confidential basis from a third party who is not known by such Member to be prohibited by any obligation of confidentiality owed to the Company or any Company Subsidiary from transmitting the information to such Member; or (c) was already in the possession of such Member prior to his, her, or its becoming a Member; *provided, however,* that the prohibitions set forth in this Section 13.01 shall not prohibit disclosure of Confidential Information (i) to Representatives of such Member or his, her, or its Affiliates who, in the reasonable judgment of such Member, have a need to know such information; (ii) to any investor in the equity or assets of such Member or its Affiliates as part of disclosures to such investor in the ordinary course of such Member's or its Affiliate's business; (iii) to any bona fide prospective Transferee of such Member that shall have agreed to be bound by the provisions of this Section 13.01 as if a Member; (iv) to the extent necessary in the course of performing such Member's obligations or enforcing any remedy under this Agreement or the agreements expressly contemplated hereby; or (v) as is required to be disclosed by a court of competent jurisdiction, administrative body, or governmental body or by subpoena, summons, or legal process, or by Applicable Law; *provided* that, to the extent permitted by Applicable Law, the Member required to make such disclosure shall provide to the Board prompt notice of such disclosure.

Section 13.02 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 13.03 Further Assurances. Each Member shall execute all such certificates and other documents and do all such filing, recording, publishing, and other acts as the Board deems necessary or appropriate to comply with the requirements of the Delaware Act or Applicable Law relating to the formation and operation of the Company and the acquisition, operation, or holding of its property.

Section 13.04 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.04):

If to the Company:	427 N Tatnall St. #34425, Wilmington, DE 82801
	E-mail: documents@webstreet.co
	Attention: Mike Vranjkovic
with a copy to:	BlackHill Partners PLLC
	4567 Holladay Blvd. Salt Lake City, UT 84117
	E-mail: evan@blackhill.co Attention: Evan Hiller

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

Section 13.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 13.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 12.03(f), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 13.07 Entire Agreement. This Agreement, together with the Certificate of

Formation, the Unit Purchase Agreements, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter, including the Original Agreement.

Section 13.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 13.09 No Third-Party Beneficiaries. Except as provided in ARTICLE XII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.10 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the Common Units. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that (i) an amendment or modification modifying the rights or obligations of (x) any Member in a manner that is disproportionately adverse to such Member relative to the rights of other Members in respect of Units of the same class or series or (y) a class or series of Units in a manner that is disproportionately adverse to such class or series relative to the rights of another class or series of Units, shall in either case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that disproportionately affected class or series, as applicable and (ii) any amendment or modification of this Section 13.10 shall require the approval of all Members. Notwithstanding the foregoing, the Board may, without the consent of or execution by the Members, amend or modify (A) this Agreement in accordance with the provisions of Section 3.04 and (B) the Members Schedule, in either case to reflect any new authorization, issuance, redemption, repurchase, or Transfer of Units or Unit Equivalents in accordance with this Agreement.

Section 13.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 13.11 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.07(f), Section 8.04(c), Section 9.03(c)(ii), Section 9.05(e), and Section 13.14 hereof.

Section 13.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 13.13 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 13.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 13.14 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 13.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 13.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 12.02 to the contrary.

Section 13.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the

same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Webstreet, LLC

By: M. Vranjkovic
Name: Mirabel Vranjkovic
Title: Manager

The Members Holding Common Units:

Joseph Magnotti

By: Joseph W Magnotti
Name: Joseph Magnotti

Justin Cooke

By:______________________________
Name: Justin Cooke

Mirabel Vranjkovic

By: M. Vranjkovic
Name: Mirabel Vranjkovic

EXHIBIT A

FORM OF JOINDER AGREEMENT

[Attached]

JOINDER AGREEMENT

Reference is hereby made to the Third Amended and Restated Limited Liability Company Agreement, dated May 24, 2023, as amended from time to time (the "**LLC Agreement**"), among the Members and Webstreet, LLC, a company organized under the laws of Delaware (the "**Company**"). Pursuant to and in accordance with Section 4.01(b) of the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of Preferred Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [EFFECTIVE DATE]

entity.name

By *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

SCHEDULE A

MEMBERS SCHEDULE

Common Members

Member Name and Address	**Common Units**
Joseph Magnotti	10,200,000
Justin Cooke	10,200,000
Mirabel Vranjkovic	10,200,000
Total:	30,600,000

Preferred Members

[See Schedule of Members as updated by the Manager]

EXHIBIT B

FORM SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

---

1. ***Background***. The undersigned understands that Webstreet, LLC, a Delaware limited liability company (the "**Issuer**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Issuer that has been filed by the Issuer with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "**Portal**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Issuer is offering to both accredited and non-accredited investors units of its Preferred Units (each a "**Unit**" and, collectively, the "**Units**" or "**Securities**") at a purchase price of $1.3586 per Unit. The Issuer is offering the Units to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Issuer will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.
2. ***Subscription.***
   a. *Terms*. Subject to the terms of this Subscription Agreement (the "**Agreement**") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

b. *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

c. *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Units such Subscriber is purchasing.

3. ***Closing***.

a. Closing. Subject to Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "Closing Date").

b. Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

i. prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

ii. at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

iii. the Company shall file the Amended and Restated Articles of Incorporation with the Secretary of State of the State of Delaware; and

iv. the representations and warranties of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. ***Termination of the Offering; Other Offerings***. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. ***HIGH RISK INVESTMENT***. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based

upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6. ***Subscriber Representations***. The undersigned represents and warrants to the Issuer and the Issuer's agents as follows:

   a. The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Issuer.

   b. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Issuer or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

   c. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

   d. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Issuer, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

   e. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Issuer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Issuer, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Issuer, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Issuer, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

   f. The undersigned is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Issuer and

the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

g. The undersigned understands that, unless the undersigned notifies the Issuer in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

h. The undersigned acknowledges that the Issuer has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Issuer shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

i. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

j. The undersigned confirms that the Issuer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Issuer and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

k. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

l. The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Issuer is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Issuer or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

m. The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Issuer has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

n. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

o. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Issuer that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

[ENTITY NAME]

Name:
(Please type or print)

[INVESTOR NAME]

Signature Date: [EFFECTIVE DATE]

Investor Signature

EXHIBIT C

DISCLOSURES AND RISK FACTORS

The Company has prepared a list of disclosures in connection with the Unit Purchase Agreement (the "**Agreement**"), by and between the Company and the Purchaser in an effort to provide additional information to the Purchaser. These disclosures do not cover every possible disclosure of the Company and the Purchaser is responsible to perform his, her, or its own diligence and research in determining whether the purchase of the Preferred Units is advisable for the Purchaser.

1. Business with Affiliates; Conflict of Interest. The Company intends to do business with Empire Flippers. Empire Flippers operates a website whereby online businesses can list their company, or its assets, to be sold. The Company anticipates finding companies to purchase on Empire Flippers, the purchase of which will be consummated through a private fund. Empire Flippers takes a percentage of the sales price for providing the listing services. Purchasing Preferred Units does not grant the Purchaser any rights or ownership in Empire Flippers. Furthermore, because Empire Flippers is owned and operated by some of the Common Members, the Company will have an inherent conflict of interest and is incentivized to direct the Company to do more business with Empire Flippers than with its competitors.

2. Incentive Units and Warrants. The Company has granted 3,400,000 Common Units that are subject to vesting. While the incentive units are Common Units, the Percentage Interest of each Member is based on all of the Units counted together. The Company may in the future grant additional incentive units to employees and advisers of the Company, which would have a dilutive effect on the Units owned by the Purchaser. The Company also intends to grant warrants to specific investors and will do so in its sole discretion. The warrants will have an exercise price equal to the Purchase Price of the Preferred Units. Should any of the warrants be exercised there would be a dilutive effect on the Units owned by the Purchaser.

3. Business Strategy Risks. The Company's operations are built around finding online businesses and assisting in the formation of special purpose vehicles ("**SPV(s)**") to purchase such businesses or their assets. There are three key components of this strategy: (i) finding suitable companies or assets to purchase ("**Acquisition Targets**"), (ii) finding operators to run the businesses ("**Operators**"), and (iii) finding investors willing to fund the acquisitions ("**Investors**"). If the Company is unable to consistently find Acquisition Targets, Operators, and Investors then it is unlikely that the Company will be able to scale and grow to profitability. It is possible that the Company will be unable to find suitable Acquisition Targets and/or Operators. Even if the Company can find a suitable Acquisition Target and Operator it is possible that the SPVs will not raise sufficient capital to fund the acquisition. Even if all of the above-mentioned criteria are met, the success of the SPVs will be heavily reliant on the Operators to drive growth and cash flow. The Company typically receives cash from the SPVs from the following sources: management fees and profit sharing. The success of the Company is highly dependent on the success of the SPVs and the Operators.

Furthermore, the Company cannot predict how long an Acquisition Target will be held by an SPV. The length of time an Acquisition Target is held can impact the cash flow the

Company receives in management fees and profit sharing.

4. Risks Related to Acquisition Targets. Even if the Company is able to find suitable Acquisition Targets, Operators, and Investors, the Company's performance may still be negatively impacted by the risks and factors outside of the Company's control and inherent to such Acquisition Targets as are purchased through the SPV's. These risks and factors include, but are not limited to, the following:

(a) Reliance on E-Commerce and Third Parties. The Acquisition Targets will be reliant on e-commerce and other web platforms (the "**Platforms**") and thus, the Acquisition Targets will likely be subject to the Platforms' terms of service and various other seller policies and services of the Platforms that apply to third parties selling products on such Platform's marketplace ("**Third-Party Sellers**"). The Platforms have the right to terminate or suspend their agreement with Third-Party Sellers at any time and for any reason. The Platforms may suspend or terminate a seller account or product listing and withhold payments owed to such seller indefinitely.

The Platforms may make changes to their respective platforms which could require changes to the manner in which an Acquisition Target operates. These could have an adverse effect on an Acquisition Target's business, results of operations, financial condition, and prospects. Examples of changes that could impact Acquisition Targets relate to platform fee charges (e.g., selling commissions), exclusivity, inventory warehouse availability, excluded products, and limitations on sales and marketing. Any change, limitation, or restriction on an Acquisition Target's ability to sell on the Platforms, even if temporary, could have a material impact on its business, results of operations, financial condition, and prospects.

(b) Inventory Management. An Acquisition Target's business may be dependent upon its ability to manage its, or its affiliates', supply-chain and inventory. If unable to predict the appropriate demand for products by consumers, an Acquisition Target may experience inventory shortages, excess inventory write offs, and lower gross margins. An Acquisition Target may be unable to ensure that its suppliers will perform their services to Acquisition Target's satisfaction and in a manner that provides its customers with appropriate brand experience or on commercially reasonable terms. If unable to appropriately manage such suppliers, such Acquisition Target's business, reputation, and brands could suffer. If unable to accurately predict demand, such Acquisition Target may not effectively manage its inventory, which could result in inventory excess or shortages, and Acquisition Target's operating results and financial condition could be adversely affected.

Given the uncertainty of the Covid-19 pandemic, an Acquisition Target may experience more frequent inventory shortages and thus, its operating results and financial condition could be adversely affected.

(c) Intellectual Property. An Acquisition Target's success may depend in part upon its ability to obtain protection in the United States and other countries for its

products by establishing and maintaining intellectual property rights relating to such products. An Acquisition Target could become subject to litigation which could materially and adversely affect such Acquisition Target and would distract management from other key components of its business. Moreover, the laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If an Acquisition Target encounters such difficulties or is otherwise precluded from effectively protecting its intellectual property rights domestically or in foreign jurisdictions, such Acquisition Target may incur substantial costs and its business, including its business prospects, could be substantially harmed.

(d) Risks Related to International Trade. Acquisition Targets may import products from China or other foreign countries and therefore, such Acquisition Targets will be subject to numerous regulations, including customs and international trade laws that govern the importation and sale of goods. In addition, such Acquisition Targets will face risks associated with trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties, and import and export licensing requirements in the countries in which they operate, in particular, in China, where trade relations between the United States and China are uncertain. An Acquisition Target's failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose such Acquisition Target to fines and penalties. If these laws or regulations were to change or were violated by such Acquisition Target's management, employees, retailers or brands, such Acquisition Target could experience delays in shipments of its goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for products or services and negatively impact results of operations.

An Acquisition Target's business may depend on its ability to source and distribute products in a timely manner. As a result, labor disputes or other disruptions at ports could create significant risks for such Acquisition Target's business, particularly if work slowdowns, lockouts, strikes, or other disruptions were to occur. Any of these factors could result in reduced sales or canceled orders, which may limit growth and damage reputation and may have a material adverse effect on such Acquisition Target's business, results of operations, financial condition, and prospects.

5. Reinvestment of Profits. The Company intends to reinvest a substantial portion of profits it receives back into the operations of the Company to finance growth, R&D, existing operations, etc. While the Company may receive substantial profits, the Purchaser should not anticipate receiving distributions on a regular basis, and potentially not until the Company is acquired or liquidated.

6. Changes to Business Strategy. The Company is likely to pivot and alter its business strategy over time as the market may demand. The Purchaser is relying on the management of the Company to make business decisions it deems in the best interest of the Company and its members. There can be no assurances that the Company's current strategy or

future strategy will be successful. One current pivot being discussed in the future is to alter the Company's capital structure by raising debt capital and future equity capital. In either scenario, this could negatively impact the cashflow available for distributions to the Purchaser.

7. Managing Private Funds. A wholly-owned subsidiary of the Company is the manager or general partner for the existing private funds and any future private funds whereby the Company, or its affiliates are substantially involved.